

May 9, 2012

Via E-mail
Mr. Christopher J. Stephens, Jr.
Chief Financial Officer
Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06010

> **RE:** **Barnes Group Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed April 27, 2012**
> **File No. 1-4801**

Dear Mr. Stephens:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Results of Operations, page 17

2. You indicate in your discussion of the Logistics and Manufacturing Services segment's
    results of operations on pages 20 and 21 that operating profit increases for the segment were
    partially offset by higher employee related costs, including incentive compensation and
    management fees related to the aerospace aftermarket RSP spare parts business. Please
    expand your discussion to quantify these increases and indicate why these costs increased. In
    addition, you mention management fees as they relate to your operating income; however,
    we note your disclosure in the Outlook section that these fees are actually net against sales.
    Please quantify these fees and discuss them to the extent they impact changes in revenues,
    net period to period.

Critical Accounting Policies

Business Acquisitions and Goodwill, page 26

3. You have determined that your reporting units are businesses with discrete financial
    information reviewed by segment management one level below the operating segment level
    and which are aggregated when those components have similar economic characteristics.
    You allocated goodwill to the BDE business based on the relative fair values of those
    businesses within the Barnes Distribution reporting unit to be sold and retained. Given that
    you determined that the goodwill allocated to the BDE business was impaired under the held
    for sale impairment model, please address how you determined that the components
    aggregated in the Barnes Distribution reporting unit were economically similar when all the
    components were held for use. Furthermore, please identify for us each reporting unit and
    the underlying components that have been aggregated into each reporting unit. Please
    provide us with revenues, gross profit, gross profit margins, operating profit, and operating
    profit margins, along with any other information you believe would be useful, for each of
    your components by reporting unit for each period presented. Address any differences in the
    trends these financial indicators depict (for example, if gross profit margin is decreasing for
    one component and increasing for another). Please refer to ASC 350-20-35-35 and ASC
    350-20-55-6 through 9 for guidance. While ASC 350-20-55-6 does state that the assessment
    of similar economic characteristics should be more qualitative than quantitative, components
    with materially differing financial trends need to be appropriately considered to determine
    whether or not it is appropriate to aggregate components.

Pension and Other Postretirement Benefits, page 27

4. The accumulated other non-owner changes to equity, net of taxes, related to pension and
    other postretirement plans increased by approximately 46% during the year ended December
    31, 2011. You disclose on page 56 that the 2011 change includes losses that are primarily

related to increases in the projected benefit obligations of your plans and to the actual return on plan assets. Please expand your disclosures to provide a comprehensive discussion of what led to these significant losses in 2011, including the specific assumptions which changed and what led to the changes in assumptions.

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

General, page 36

5. During 2011, you identified certain immaterial prior period errors which were corrected for in the current year aggregating $3.7 million. You evaluated these items in relation to the current periods in which they were corrected, as well as the periods in which they originated, and concluded that such items are immaterial, both quantitatively and qualitatively, to the quarterly and annual financial statements. Please tell us each of the periods the $3.7 million adjustment relates to and correspondingly the correction amount associated with each period. Please also provide us with a breakdown of the $3.7 million to separately show each item which is included in this amount, the specific periods each item relates to, and corresponding amounts for each period related to each item. Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N for each period impacted.

Revenue Recognition, page 36

6. Your Logistics and Manufacturing Services segment provides value-added logistics support and repair services. Value-added logistics support services include inventory management, technical sales, and supply chain solutions for maintenance, repair, operating, and production supplies and services. Please expand your revenue recognition policy to address how this segment recognizes service revenues.

Note 8. Debt and Commitments, page 41

7. In regards to your redemption of the $92.5 million principal amount of the 3.75% Convertible Notes, please address the following:
   - Please help us understand how you accounted for the redemption of the notes and correspondingly how your accounting complied with ASC 470-20-40-18 through 22. Please specifically address what amounts were allocated to the liability and equity components and how you arrived at the amount of gain or loss to record on the redemption; and
   - You recaptured $40.2 million of previously deducted contingent convertible debt interest which resulted in a $15.3 million reduction in short-term deferred tax liabilities as well as

a reduction of tax loss carryforwards reflected in long-term deferred tax assets. Please help us better understand how this transaction resulted in the reduction of short-term deferred tax liabilities and tax loss carryforwards.

Note 11. Pension and Other Postretirement Benefits, page 45

8. Please disclose for each period presented whether your total contributions represent more than five percent of total contributions to the plan as indicated in the plan's most recently available annual report. Please also disclose the specific year-end date of the plan to which the annual report relates. Refer to ASC 715-80-50-5(e)(2).

Note 13. Income Taxes, page 54

9. You repatriated $7.5 million in 2010 and $17.5 million in 2011 of foreign earnings to the U.S. In your Form 10-Q for the period ended March 31, 2012, you also disclose your intention to repatriate current year foreign earnings in 2012. As of December 31, 2011, you have not recognized deferred income taxes on $591.6 million of undistributed earnings of your international subsidiaries since such earnings are considered to be reinvested indefinitely. Please address the following:
   - Please disclose the total amount of undistributed earnings as of December 31, 2011 and March 31, 2012;
   - Please tell us whether you had previously considered the foreign earnings that were repatriated during 2010 and 2011 to be permanently reinvested. If so, please tell us at what point you determined that they would not be;
   - Please tell us the country from which these earnings were or will be repatriated as well as the facts and circumstances that led you to determine it is necessary to repatriate these earnings; and
   - Please tell us how you concluded that the remaining $591.6 million should be considered permanently reinvested in light of your repatriation of amounts in previous years. Please address your specific plans for reinvestment for these undistributed earnings that demonstrate remittance of the earnings would be postponed indefinitely.
   Refer to paragraph ASC 740-30-25-17. Please also consider expanding your disclosures in periods that foreign earnings are repatriated to clarify whether the repatriated earnings were previously considered to be permanently reinvested, the facts and circumstances that led you to determine it was necessary to repatriate these earnings, and your basis for concluding any remaining undistributed earnings at the same subsidiary are permanently reinvested.

10. Please provide the disclosures required by ASC 740-10-50-15(d) for any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

Form 10-Q for the Period Ended March 31, 2012

General

11. Please address the above comments in your interim filings as well, as applicable.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief